UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON APRIL 26th, 2024

Consolidated Summary of the Distance Voting Instruments

Sendas Distribuidora S.A. (“Company”) hereby discloses to its shareholders and the market in general, according to article 48, 3rd paragraph, of CVM Resolution 81/22, as amended, the Consolidated Summary of the Distance Voting Instruments for the Annual and Extraordinary General Meeting to be held on April 26, 2024, at 11:00 a.m. (“AEGM”), regarding the voting instructions, by its shareholders, via the Remote Voting Instrument validly received by bookkeeping agent as well as directly by the Company, indicating the total number of approvals, rejections and abstentions for each of the subjects to be voted in the Annual (Annex 1) and Extraordinary (Annex 2) AEGM.

Rio de Janeiro (RJ, Brazil), April 25th, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 1

Consolidated Summary of the Distance Voting Instruments – Annual General Meeting

Resolution 1

Examination, discussion and voting on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Directors' Accounts, the Independent Auditors' Report and Opinion, the Audit Board's Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2023.

Resolution Vote	No. Of Shares
A – Approve	779,950,466
B – Reject	519,600
C – Abstain	162,149,651

Resolution 2

Allocation of net profit for the fiscal year ending December 31, 2023, in accordance with Management's Proposal.

Resolution Vote	No. Of Shares
A – Approve	915,528,966
B – Reject	0
C - Abstain	27,090,751

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Resolution 3[1]

Ratification of the election of Mr. Enéas Cesar Pestana Neto as member of the Company's Board of Directors.

Resolution Vote	No. Of Shares
A – Approve	1,005
B – Reject	15
C – Abstain	2,570

Resolution 4

Setting the overall annual limit for the remuneration of the Company's managers for the fiscal year ending December 31, 2024, in accordance with Management's Proposal.

Resolution Vote	No. Of Shares
A – Approve	701,432,904
B – Reject	238,972,340
C – Abstain	2,214,473

[1] Considering the re-submission on April 3, 2024 of the Remote Voting Instrument on matters to be deliberated at the Annual and Extraordinary General Meeting, the Company informs that the votes given by the shareholders related to item 3 of the agenda at the Annual General Meeting were considered invalid, pursuant to article 26, paragraph 6, II, of CVM Resolution 81/22, as informed in the Notice to the Market disclosed by the Company on April 16, 2024, being presented in this Annex 1 for information purposes only.

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Resolution 5

Do you want to request the installation of the Fiscal Council, in accordance with article 161 of the Law n° 6,404/1976?

Deliberation included in the Remote Voting Instrument in compliance with the provisions of the sole paragraph of article 36 of the RCVM 81/22.

Resolution Vote	No. Of Shares
A – Approve	326,603,976
B – Reject	131,423,953
C – Abstain	484,591,788

Resolution 6

In the event of a second call for this AGM, the voting instructions contained in this Remote Voting Instrument may be also considered for holding the AGM on second call?

Resolution Vote	No. Of Shares
A – Approve	805,803,578
B – Reject	128,908,429
C – Abstain	7,907,710

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Resolution 7

Ratification of the election of Mr. Enéas Cesar Pestana Neto as an independent member of the Company's Board of Directors.

Resolution Vote	No. Of Shares
A – Approve	899,135,590
B – Reject	7,673,403
C – Abstain	35,810,724

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 2

Consolidated Summary of the Distance Voting Instruments – Extraordinary General Meeting

Resolution 1

Approval of the Company's Long-Term Incentive Plan via the Granting of the Right to Receive Company Shares, in accordance with Management's Proposal.

Resolution Vote	No. Of Shares
A – Approve	912,210,170
B – Reject	21,454,026
C – Abstain	436,128

Resolution 2

Approval (A) of the Executive Partner Program; and (B) of the global limit of a complementary nature of the remuneration of the Company's managers for fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing the expenses related to the Executive Partner Program, in accordance with Management's Proposal.

Resolution Vote	No. Of Shares
A – Approve	717,154,761
B – Reject	216,509,435
C – Abstain	436,128

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Resolution 3

In the event of a second call for this EGM, the voting instructions contained in this Remote Voting Instrument may be also considered for holding the EGM on second call?

Resolution Vote	No. Of Shares
A – Approve	864,452,968
B – Reject	61,841,451
C – Abstain	7,805,905

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.